Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, New York 11797-2033
(516) 364-1902

April 19, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-3561

Attention:	Edwin Kim, Esq.

Re:	Research Frontiers Incorporated Registration Statement on Form S-3 (File No. 333-223623) (the
“Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Research Frontiers Incorporated (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Monday, April 23, 2018, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RESEARCH FRONTIERS INCORPORATED

By:	/s/ Joseph M. Harary
Name:	Joseph M. Harary
Title:	President and Chief Executive Officer